                             SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of March 2004
                 ----------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------           -

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

         This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728)
         of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.





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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 5 March 2004                       FLETCHER CHALLENGE FORESTS LIMITED
                                        ----------------------------------


                                        /s/ P M Gillard


                                        P M GILARD
                                        SECRETARY



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================================================================================
[TENON LOGO]                                                       NEWS RELEASE

TO:     TEH BUSINESS EDITOR


FROM: Paul Gillard, director, Corporate & Legal Sercices, Tenon Limited
      Telephone:        64-9-571 9846
      Fax:              64-9-571 9872

Please note: If you do not receive 1 page including this page, or if any page is not readable, please call the Informtion Officer immediately on telephone 64-9-571 9814.

Information on Tenon Limited can be found at http://www.tenon.co.nz.
================================================================================

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

            TENON CONFIRMS INITIAL CAPITAL RETURN OF NZ$ 349 MILLION

Auckland, 5 March, 2004 - Tenon announced today that the High Court had granted final orders approving the share cancellation and associated return of capital that had been authorised by Tenon shareholders at the special meeting of the Company held on 20 February 2004.

One out of every two Ordinary shares and one out of every two Preference shares will be cancelled, and NZ$1.25 paid to shareholders for every share cancelled. To the extent a shareholder does not have a number of Ordinary or Preference shares exactly divisible by two, the surplus share excluded from the division will also be cancelled and a payment made in respect of that share. The payment to shareholders equates to NZ 62.5 cents for each share that existed prior to the cancellation.

The total amount of the capital return is approximately NZ$349 million.

The "record date" for determining those shareholders that will participate in the share cancellation and return of capital is those Tenon shareholders registered as at 5.00 pm on Friday, 26 March 2004 (local time in the jurisdiction in which the company's share register or branch register is located).

Payment of the capital return will be made by cheque, except in the case of New Zealand shareholders who have previously provided bank account details to the Company's share registrar, Computershare, who will receive the payment by way of direct bank credit. The payment will be made in New Zealand dollars other than to shareholders registered on the Australian branch register, who will receive their payments in Australian dollars based on the New Zealand-Australian dollar exchange rate on the record date.

The payment of the return of capital is expected to be made on or around 31 March 2004. Revised shareholder holding statements will be sent to shareholders with the relevant payment, or confirmation of the relevant payment for those who received payment by direct credit.


Ends